PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-15	TSX Venture: PMV
September 1, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 37,463,851

PMI VENTURES LTD. ANNOUNCES GRANT OF 1,061,250 OPTIONS

PMI Ventures Ltd. (the "Company")[TSX Venture:PMV], is pleased to announce that, subject to regulatory approval, it has granted 1,061,250 common share purchase options to directors and consultants. The options will expire on September 1, 2009 and have an exercise price of $0.30 per share.

Under the terms of the Company's Option Plan these options will vest over a total period of eighteen months, with one-third vesting every six months from the award date. Option grants are a share-related mechanism intended to attract, retain and motivate qualified directors, employees and consultants and to reward such individuals for their contributions toward the long-term goals of the Company.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089 Toll-Free: (888) 682-8089 Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.